4525 Ayers Street
Corpus Christi, TX 78415
(361) 884-2463
www.susser.com

November 21, 2012

Andrew D. Mew
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:    Susser Holdings Corporation
Form 10-K for Fiscal Year Ended January 1, 2012
Filed March 16, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2012
File No. 1-33084

Dear Mr. Mew:

We are in receipt of your letter dated November 8, 2012, containing comments on the above referenced filings. We will address each comment individually in the following paragraphs. For your convenience, we have reproduced the full text of each of the Staff's comments above our responses below.

Form 10-K for the Fiscal Year Ended January 1, 2012

Item 6. Selected Financial Data, page 24

1.
Refer to page 26 where you state you use Adjusted EBITDA and EBITDAR as performance and liquidity measures. If you are using these measures as a liquidity measures, then please tell us how your presentation complies with Item 10(e) of Regulation S-K or revise as necessary. In this regard your reconciliation from EBITDA to Adjusted EBITDA and to EBITDAR includes numerous recurring items that require cash settlement. If you are disclosing these measures because of your existing revolving credit facility and/or the indenture governing your notes, then please consider also disclosing the following:

•	the material terms of these credit agreements including the covenants;

•	the amount or limit required for compliance with the covenants; and

•	the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial condition and liquidity.

See Non-GAAP Financial Measures Compliance and Disclosure Interpretations Question 102.09.

Susser Holdings Corporation
November 21, 2012

Response:

In considering your comment, we have re-evaluated our use of Adjusted EBITDA and Adjusted EBITDAR and have concluded we presently use these non-GAAP financial measures primarily as performance measures, including for the purpose of determining compliance with the covenants of our debt agreements. Therefore, we propose to modify our future filings to delete the references to Adjusted EBITDA and Adjusted EBITDAR being used as liquidity measures, along with the reconciliation tables of these measures to cash flow from operations.

We have disclosed material terms of our debt agreements in Note 9 to our financial statements, on pages F-19 through F-21, but will expand our future disclosure of the covenants to include the amount or limit required for compliance and the actual or reasonably likely effects of compliance or non-compliance with the covenants.

1.
Please expand your tabular presentation on page 28 to include cash flows from investing and financing activities in addition to operating activities for each period presented. See Non-GAAP Financial Measures Compliance and Disclosure Interpretations Question 102.06.

Response:

As discussed in our response to comment #1 above, we have concluded that we presently use Adjusted EBITDA and Adjusted EBITDAR principally as performance measures, and not as liquidity measures. Accordingly, we will delete the referenced tabular reconciliation presentation on page 28 in our future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Description of Revenues and Expenses, page 31

2.
We note your disclosure that credit card fees are included in Selling, general and administrative expenses as well as your disclosure regarding gross profit cents per gallon for retail and wholesale. In this regard, you also disclose retail gross profit cents per gallon reflects the gross profit before credit card expenses whereas wholesale gross profit cents per gallon is after credit card expenses. Please supplementally explain the rationale for the different treatment in determining this key measure you use to evaluate and assess your business. In addition, please advise us if credit card fees related to wholesale are included in cost of sales in your Consolidated Statement of Operations, and if so, the amount of such fees for each year presented.

Response:

We believe our reporting approaches are consistent with prevailing practices in the retail convenience store and wholesale fuel distribution industries and provide data that is most relevant to investors.

For the retail business, our peers typically report gross profit cents per gallon before credit card expense and our reporting of this key metric enables investors to compare our performance to that of our peers. We also disclose the amount of credit card expense, and its impact if deducted from retail fuel gross profit per gallon, as several of our peers report their retail fuel margins in this manner. In addition, credit card expense is the largest single cost item included in the “other operating expense” line in our Consolidated Statement of Operations, and we believe this supplemental disclosure provides more transparency to users of our financial statements.

In contrast, our peers in the wholesale industry typically report gross profit cents per gallon after deducting credit card expense. We include credit card fees related to the wholesale business in cost of sales in our Consolidated Statement of Operations. We are only responsible for paying the credit card fees at some of the wholesale locations we supply with fuel; most of the credit card fees are passed along to the independent operators of the sites that

Susser Holdings Corporation
November 21, 2012

purchase their fuel supply from us. Wholesale segment credit card expenses are significantly less than in the retail segment, both in total dollars and cost per gallon sold to third parties, as reflected in the following table:

	Year Ended
	January 3, 2010	January 2, 2011	January 1, 2012
	(in thousands, except cents per gallon)
Retail segment credit card expense	25,303	32,049	43,298
Retail gallons sold	719,649	735,763	785,582
Retail segment credit card expense per gallon sold	3.52	4.36	5.51

Wholesale segment credit card expense	$3,244	$3,962	$4,611
Wholesale gallons sold (3rd parties)	494,821	494,209	522,832
Wholesale segment credit card expense per gallon sold	0.66	0.80	0.88

Furthermore, changes in credit card expense are driven primarily by the cost of fuel (because interchange and related fees are typically assessed as a percentage of the dollar value of sales in which credit or debit cards are utilized). However, retail fuel margins tend to vary--not in relation to the absolute price of fuel--but rather in response to wholesale cost volatility and competitive trends. Expressing retail margins after credit card expenses would tend to obscure visibility into these important trends and impair period to period comparability. Wholesale fuel margins are structurally different than retail margins primarily due to contractual terms, and do not have the same range of volatility as retail margins. This more stable wholesale fuel margin, in addition to the relatively small impact of credit card expenses, results in this expense component not being significantly relevant to an understanding of wholesale margin trends.

Item 8. Financial Statements and Supplementary Data, page 48

Consolidated Statements of Operations, page F-4

3.
We note your disclosure that costs of sales does not include depreciation expense. Please note the guidance per SAB Topic 11B which requires additional disclosure and the need to exclude figures for income before depreciation when cost of sales excludes depreciation, and revise your presentation accordingly.

Response:

We acknowledge the Staff's comment and propose to include the following additional disclosure in our future filings as part of Note 2. Summary of Significant Accounting Policies.
“Cost of Sales
We include in "Cost of Sales" all costs we incur to acquire fuel and merchandise, including the costs of purchasing, storing and transporting inventory prior to delivery to our customers. Cost of sales does not include any depreciation of our property, plant and equipment, as any amounts attributed to cost of sales would not be significant. Depreciation is separately classified in our Consolidated Statements of Operations.”

13. Commitments and Contingencies, page F-24

Self-Insurance, page F-26

Susser Holdings Corporation
November 21, 2012

4.
We note you are partially self-insured for potential general liability and employee health insurance. In addition to disclosing the year-end accrued liability balance, please expand your disclosure to include a table showing the additions, subtractions and adjustments made during the year. Please provide this information for each year a consolidated balance sheet is presented.

Response:

We acknowledge the Staff's comment and propose to include the following additional disclosure in our future filings as part of Note 13. Commitments and Contingencies, following the description of Self Insurance.

“The following table presents the changes in insurance reserves for the years ended January 2, 2011 and January 1, 2012:

	Year Ended
	January 2, 2011	January 1, 2012
Balance at beginning of period	$4,661	$6,560
Liabilities incurred	17,477	17,612
Liabilities settled	(15,578)	(16,571)
Balance at end of period	$6,560	$7,601

17. Share Based Compensation, page F-29

5.
Please tell us how you accounted for the stock option exchange program you disclose on page F-29. We assume you accounted for the exchange as a modification. If not, then please explain. If so, then please disclose the incremental compensation cost resulting from the modification. Refer to ASC 718-10-50-2h.

Response:

The stock option exchange program executed in 2010 was accounted for as a modification as required under ASC 718. We included the disclosure concerning this transaction in our Annual Report on Form 10-K for the year ended January 2, 2011, including the total amount of incremental compensation cost of $372,000 to be recognized. This incremental cost was recognized as $85,000 in 2010, $164,000 in 2011 and $123,000 in 2012. We believe this cost is not material to any year but would propose including additional disclosure of these amounts in future filings, as illustrated in the following:
“In accordance with the stock option exchange program approved by the Shareholders on May 26, 2010, on June 27, 2010, Eligible Option holders tendered, and the Company accepted for cancellation, Eligible Options to purchase an aggregate of 852,910 shares of the Company's common stock. On June 27, 2010, the Company granted Exchange Options to purchase an aggregate of 362,250 shares of the Company's common stock and an aggregate of 75,818 shares of Exchange Stock in exchange for the cancellation of the tendered Eligible Options. The exchange was on an estimated fair value neutral basis, but resulted in $372,000 in incremental compensation expense to be recognized over the requisite service period of the Exchange Options and Exchange Stock related to options that had previously been accounted for under APB No. 25. The incremental cost recognized was $85,000 in 2010, $164,000 in 2011 and $123,000 in 2012. The exercise price per share of each Exchange Option is $11.19, which was the closing price of the common stock on June 25, 2010.”

Susser Holdings Corporation
November 21, 2012

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

Summary Compensation Table, page 22

6.
Please provide us with a detailed breakdown of the different grants, including shares granted, grant date, and grant date fair value, that contributed to the $776,631 of stock awards reported for Mr. Susser in 2011.

Response:

The detail of the grants included in the $776,631 of stock awards reported for Mr. Susser in 2011 is as follows:

Grant Type	# Shares Granted	Grant Date	Grant Date Fair Value
Restricted Stock	37,008	3/1/2011	$499,978
Restricted Stock	11,196	3/1/2012	$276,653

7.
We note the disclosure in footnote (6) that you granted to Mr. Susser 11,196 shares on March 1, 2012 (with a grant date fair value of $276,653) and included the grant date fair value for such grant in the stock awards column for 2011. Grant date fair value with respect to a grant should be reported in the fiscal year in which the grant date occurs, not the fiscal year in which the NEO earns the shares. Please confirm to us your understanding of this requirement. Please provide us with a revised Summary Compensation Table to reflect this revision and any other necessary revisions, including for fiscal years 2010 and 2009.

Response:

We acknowledge the Staff's comment and agree with this understanding. We would propose including a revised Summary Compensation Table in future filings to reflect this revision, an example of which is provided in our response to Comment 10 below.

Grants of Plan-Based Awards for Fiscal Year Ended January 1, 2012, page 24

8.
It appears that the 52,526 shares of restricted stock granted to Mr. Susser consisted of 15,518 shares he received as part of his 2010 bonus and 37,008 shares he received for his and the company's performance in 2010. Please revise to disclose each grant on a separate line in the table. See Instruction 1 to Item 402(d) of Regulation S-K.

Response:

We acknowledge the Staff's comment and agree with this understanding. We would propose disclosing awards separately in future filings. An example of our proposed presentation is included in our response to comment 10 below.

9.
We note the disclosure on page 21 that you granted each NEO, other than your CEO, 10,000 RSUs in 2011 and that such RSUs were subject to a performance condition. We have the following comments with respect to the reporting of such grants. Please provide us with your revised disclosure.

•
Please revise the amounts disclosed under the “Estimated Future Payouts Under Equity Incentive Plan Awards-Target” column to reflect the 10,000 RSUs granted in 2011 and not the 6,733 RSUs that each NEO, other than your CEO, will receive subject to vesting, as determined on March 16, 2012. Please also revise the “Estimated Future Payouts Under Equity Incentive Plan Awards” column to

Susser Holdings Corporation
November 21, 2012

include any threshold or maximum payouts associated with the 2011 grant. See Item 402(d) of Regulation S-K and Instruction 2 thereunder.

•
Please revise the amounts disclosed under the “Grant Date Fair Value of Stock Awards” column to reflect the 10,000 RSUs granted on the March 1, 2011, based on the probable outcome of performance conditions. See Instruction 8 to Item 402(d) of Regulation S-K. Please also revise the amounts disclosed under the “Stock Awards” column in the Summary Compensation Table, as appropriate, for each fiscal year.

Response:

We acknowledge the Staff's comments and would propose adding the threshold and maximum share amounts in future filings. Additionally, in accordance with Regulation S-K Compliance and Disclosure Interpretations Question 102.09, we propose to prospectively report the threshold, target and maximum share awards and the grant date fair value of stock awards based on our estimate of probable outcome of the performance conditions, as of the grant date. Since the payout was already determined prior to the filing of the Definitive Proxy Statement on Schedule 14A, we believe this information is useful to investors and propose to include disclosure of the actual awards made as a footnote disclosure to this table.

While we continue to believe that our inclusion of the actual awards of restricted stock units in the summary compensation table provides a more appropriate compensation value of stock awards, as the actual amount was known at the time the schedule was prepared, we acknowledge that Instruction 3 to Item 402(c)(2)(v) and (vi) requires the reporting of the “value at the grant date based on the probable outcome of such conditions.” Therefore we propose to modify our disclosure in the summary compensation table prospectively to include this value. We also proposed to disclose the actual value in the footnotes to the table.

Our proposed prospective disclosure for the Grants of Plan-Based Awards and Summary Compensation Tables follows:

Susser Holdings Corporation
November 21, 2012

Grant of Plan-Based Awards
For Fiscal year Ended January 1, 2012

				Estimated Future Payouts Under Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options	Exercise Price of Option Awards	Grant Date Fair Value of Stock Awards
Name	Type of Award (1)	Grant Date	Approval Date	Threshold (#)	Target (#)	Maximum (#)	(#)(2)	(#)	($/Sh)	($)(3)
Sam L. Susser
	Performance RSUs	—	—	—	—	—	—	—	—	—
	Restricted Stock Awards	3/1/2011	2/9/2011	—	—	—	37,008	—	—	499,978
	Restricted Stock Awards	3/1/2011	2/9/2011	—	—	—	15,518	—	—	209,648
	Non-Qualified Options	—	—	—	—	—	—	—	—	—
Mary E. Sullivan
	Performance RSUs	3/1/2011	2/9/2011	3,000	10,000	10,000	—	—	—	135,100
	Restricted Stock Awards	—	—	—	—	—	—	—	—	—
	Non-Qualified Options	—	—	—	—	—	—	—	—	—
Steven C. DeSutter
	Performance RSUs	3/1/2011	2/9/2011	3,000	10,000	10,000	—	—	—	135,100
	Restricted Stock Awards	—	—	—	—	—	—	—	—	—
	Non-Qualified Options	—	—	—	—	—	—	—	—	—
E.V. Bonner, Jr.
	Performance RSUs	3/1/2011	2/9/2011	3,000	10,000	10,000	—	—	—	135,100
	Restricted Stock Awards	—	—	—	—	—	—	—	—	—
	Non-Qualified Options	—	—	—	—	—	—	—	—	—
Rocky B. Dewbre
	Performance RSUs	3/1/2011	2/9/2011	3,000	10,000	10,000	—	—	—	135,100
	Restricted Stock Awards	—	—	—	—	—	—	—	—	—
	Non-Qualified Options	—	—	—	—	—	—	—	—	—

(1)
Performance RSUs are Restricted Stock Units subject to performance criteria. The reported grant date fair value of the restricted stock unit award was determined based on the closing price of our stock on the grant date of $13.51. These grants are subject to performance criteria, in addition to time vesting requirements, as further described under “2011 and 2012 Long-term Equity Awards” above. Effective March 16, 2012, the determination was made on the 2011 grants that the performance criteria were partially met, and our NEO's (other than our CEO) each received 6,733 restricted stock units with a grant-date fair value of $90,963. The restricted stock units vest over a 44 month period, vesting equally on November 1, 2012, November 1, 2013 and November 1, 2014.

(2)
The reported grant date fair value of the restricted stock award was determined based on the closing price of our stock on the grant date of $13.51. Mr. Susser received 15,518 shares of restricted stock as part of his bonus related to 2010, which vest ratably on November 1, 2011 and November 1, 2012. The other 37,008 restricted shares vest ratably over three years on November 1, 2011, November 1, 2012 and November 1, 2013.

(3)
The reported grant date fair value of stock awards were determined in compliance with FASB ASC Topic 718 and are more fully described in Note 17-Share Based Compensation of our Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K, which is included in our 2011 Annual Report to Security Holders.

Susser Holdings Corporation
November 21, 2012

Summary Compensation Table

Name and Principal Position	Year	Salary ($) (1)		Bonus ($) (2)		Stock Awards ($) (3)		Option Awards ($)	All Other Compensation ($)(4)	Total ($)
Sam L. Susser	2011	500,000	(5)	553,347	(6)	709,626	(6)	—	89,577	1,852,550
President and	2010	300,000		425,651	(6)	—	(6)	—	57,992	783,643
Chief Executive Officer	2009	519,231		—		91,875		—	60,170	671,276

Mary E. Sullivan	2011	230,647		256,301		135,100		—	31,006	653,054
Executive Vice President,	2010	225,190		286,127		87,500		—	13,513	612,330
Chief Financial Officer and	2009	233,172		—		49,000		—	3,232	285,404
Treasurer

Steven C. DeSutter	2011	460,904		520,581		135,100		—	34,937	1,151,522
Executive Vice President and	2010	450,000		571,968		87,500		—	13,501	1,122,969
President and Chief Executive	2009	467,308		—		—		—	3,300	470,608
Officer - Retail Operations

E.V. Bonner, Jr.	2011	302,258		335,876		135,100		—	40,633	813,867
Executive Vice President,	2010	295,107		374,963		87,500		—	17,706	775,276
Secretary and General	2009	305,567		—		49,000		—	4,420	358,987
Counsel

Rocky B. Dewbre	2011	243,288		260,820		135,100		—	30,377	669,585
Executive Vice President and	2010	237,533		262,999		87,500		—	14,252	602,284
President and Chief Operating	2009	245,952		—		49,000		—	4,439	299,391
Officer - Wholesale

(1)	Includes base salary paid to each NEO during the fiscal year. 2009 contains 27 bi-weekly pay periods, all other years contain 26 pay periods.

(2)	Amounts included in bonus column are the amounts earned for each fiscal year, but such amounts were paid in March of the following year. No bonuses were paid for 2009 performance.

(3)
The amounts reported for stock awards represent the full grant date fair value of the restricted stock awards granted in 2011, 2010 and 2009 calculated in accordance with the accounting guidance on share-based payments. Included in the 2011 and 2010 grants are awards of RSUs that were subject to performance criteria, as further described in the “Grants of Plan-Based Awards” table below. In 2011, each of our NEO's, other than our CEO, received grants of 10,000 shares of performance based restricted stock units at target performance criteria, which was deemed to be the “probable outcome” as of the grant date. The actual performance criteria was determined on March 16, 2012, and each of the applicable NEOs received 6,733 restricted stock units with a fair value of $90,963, rather than the 10,000 units with a fair value of $135,100 required to be reflected in the above table. For 2010, the target (which was also the maximum and “probable outcome") was fully earned.

Also included in these amounts are restricted shares granted to Mr. Susser in lieu of cash payments for his base salary and bonus, reflected in the year the awards were granted, as further discussed in notes 5 and 6 to this table. These amounts reflect the stock price on the date of grant, but do not correspond to the actual value that may be recognized by the NEOs upon disposition of vested stock and do not give effect to any decline or increase in the trading price of our stock since the date of grant. Compensation cost is being recognized over the related vesting period in accordance with FASB ASC Topic 718.

(4)	The details of amounts listed as “All Other Compensation” are presented in the “All Other Compensation” table below.

(5)
Mr. Susser received $100,000 of his 2011 base salary as 7,401 shares of restricted stock instead of cash. This restricted stock was awarded on March 1, 2011, and is included in the stock awards column for 2011 above, and not included in the salary column. These shares vest ratably on November 1, 2011, November 1, 2012 and November 1, 2013.

(6)
Mr. Susser's bonus for 2010 performance consisted of a cash payment of $425,651 and 15,518 shares of restricted stock with a grant date fair value of $209,649 awarded on March 1, 2011. The shares of restricted stock vest ratably on November 1, 2011 and November 1, 2012, the value of which is included in the stock awards column for 2011 above.

Susser Holdings Corporation
November 21, 2012

Sam L. Susser was granted a cash bonus for 2011 in the amount of $553,347, plus 11,196 shares of restricted stock on March 1, 2012 in recognition of the Company's performance for 2011. Shares vest ratably on November 1, 2012 and November 1, 2013. The fair value of the grant is $276,653, based on the closing price on the date of grant of $24.71 per share. The value of these shares of restricted stock is not included above.

Pursuant to the responses included herein regarding the above referenced filings, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have additional questions or if you require further clarification of our responses above. I can be reached at (361) 693-3743 or msullivan@susser.com.

Sincerely,

/s/ Mary E. Sullivan
Mary E. Sullivan
Executive Vice President and Chief Financial Officer
Susser Holdings Corporation

cc:	Mr. Sam L. Susser, Chief Executive Officer
Ms. Lisa Friel, Ernst & Young LLP
Mr. Matt Bloch, Weil, Gotshal & Manges LLP